UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QuinStreet, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74874Q 10 0

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74874Q 10 0	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS W Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,956,976 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,956,976 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,976 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74874Q 10 0	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS WCP GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,956,976 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,956,976 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,976 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74874Q 10 0	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS WCP GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,956,976 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,956,976 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,976 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 74874Q 10 0	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS David Wachter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,956,976 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,956,976 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,976 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74874Q 10 0	Page 6 of 12

1	NAMES OF REPORTING PERSONS Robert Migliorino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,956,976 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,956,976 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,976 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74874Q 10 0	Page 7 of 12

1	NAMES OF REPORTING PERSONS Stephen Wertheimer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,956,976 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,956,976 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,976 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74874Q 10 0	Page 8 of 12

Schedule 13G

Item 1	(a).	Name of Issuer:

QuinStreet, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

950 Tower Lane, 6th Floor, Foster City, CA 94404

Item 2	(a).	Names of Persons Filing:

This joint statement on Schedule 13G is being filed by W Capital Partners II, L.P., a Delaware limited partnership (“W Capital II”), WCP GP II, L.P., a Delaware limited partnership (“W GPLP”), WCP GP II, LLC, a Delaware limited liability company (“W GPLLC”), Robert Migliorino, David Wachter and Stephen Wertheimer, who are collectively referred to herein as the “Reporting Persons.” W GPLP is the sole general partner of W Capital II. W GPLLC is the sole general partner of W GPLP. Robert Migliorino, David Wachter and Stephen Wertheimer are the Managing Members of W GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of all Reporting Persons is One East 52nd St., 5th Floor, New York, NY 10022.

Item 2	(c).	Citizenship:

Each of W Capital II and W GPLP is a limited partnership organized under the laws of the State of Delaware. W GPLLC is a limited liability company organized under the laws of the State of Delaware. Messrs. Migliorino, Wachter and Wertheimer are U.S. citizens.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2	(e).	CUSIP Number:

74874Q 10 0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 74874Q 10 0	Page 9 of 12

Item 4.	Ownership.

(a) Amount Beneficially Owned:

W Capital II is the record owner of 1,956,976 shares of Common Stock (the “Record Shares”). As the sole general partner of W Capital II, W GPLP may be deemed to own beneficially the Record Shares. As the sole general partner of W GPLP, W GPLLC may also be deemed to own beneficially the Record Shares. As the Managing Members of W GPLLC, Messrs. Migliorino, Wachter and Wertheimer may also be deemed to own beneficially the Record Shares.

(b) Percent of Class:

See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 47,641,625 shares of Common Stock reported to be outstanding by the Issuer as of October 31, 2011.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

See Line 5 of cover sheets.

(ii) shared power to vote or to direct the vote:

See Line 6 of cover sheets.

(iii) sole power to dispose or to direct the disposition of:

See Line 7 of cover sheets.

(iv) shared power to dispose or to direct the disposition of:

See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to be a beneficial owner of more than 5% of the outstanding Common Stock of the Issuer

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) nor §240.13d-1(c).

CUSIP No. 74874Q 10 0	Page 10 of 12

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. 74874Q 10 0	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

W CAPITAL PARTNERS II, L.P.

By:	WCP GP II, L.P.
its General Partner

	By:	WCP GP II, LLC
its General Partner

		By:	/s/ David Wachter
David Wachter
Managing Member

WCP GP II, L.P.

By:	WCP GP II, LLC
its General Partner

	By:	/s/ David Wachter
David Wachter
Managing Member

WCP GP II, LLC

By:	/s/ David Wachter
David Wachter
Managing Member

/s/ Robert Migliorino
Robert Migliorino

/s/ David Wachter
David Wachter

/s/ Stephen Wertheimer
Stephen Wertheimer

CUSIP No. 74874Q 10 0	Page 12 of 12

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of QuinStreet, Inc.

EXECUTED this 13th day of February, 2012

W CAPITAL PARTNERS II, L.P.

By:	WCP GP II, L.P.
its General Partner

	By:	WCP GP II, LLC
its General Partner

		By:	/s/ David Wachter
David Wachter
Managing Member

WCP GP II, L.P.

By:	WCP GP II, LLC
its General Partner

	By:	/s/ David Wachter
David Wachter
Managing Member

WCP GP II, LLC

By:	/s/ David Wachter
David Wachter
Managing Member

/s/ Robert Migliorino
Robert Migliorino

/s/ David Wachter
David Wachter

/s/ Stephen Wertheimer
Stephen Wertheimer